Kearny Financial Corp.
                             ----------------------
                                614 Kearny Avenue
                            Kearny, New Jersey 07032
                                 (201) 991-4100


Via Facsimile (202) 942-9530 and Edgar
--------------------------------------

November 12, 2004

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      Kearny Financial Corp.
                  Registration Statement on Form S-1
                  File No. 333-118815

Dear Sir or Madam:

         Pursuant to Rule 461 of Regulation C of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Kearny Financial Corp. (the "Company") hereby requests the above-referenced Registration Statement be declared effective on Friday, November 12, 2004.

         Furthermore, the Company hereby acknowledges that:

o if the Commission or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

                             Kearny Financial Corp.


                                            By:   /s/Albert E. Gossweiler
                                                  ------------------------------
                                                  Albert E. Gossweiler
                                                  Senior Vice President and
                                                  Chief Financial Officer




cc:      Tiffany A. Hasselman, Esq.
           Malizia Spidi & Fisch, PC